February 17, 2026

Jimmy Chan
Chief Executive Officer
NightFood Holdings, Inc.
13501 South Main Street
Los Angeles, CA 90016

       Re: NightFood Holdings, Inc.
           Registration Statement on Form S-1
           Filed February 9, 2026
           File No. 333-293321
Dear Jimmy Chan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:    Marc Ross